FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC ANNUAL GENERAL MEETING

The following is a statement given by Sir John Bond, Group Chairman, HSBC Holdings plc, at the Annual General Meeting held at the Barbican Hall, London, on Friday, 28 May 2004.

Today is an opportunity for you to review the progress of HSBC. Overall, 2003 was a good year for HSBC. Our record results were evidence of our ability to grow our business against a backdrop of improvement in most of the world’s major economies.

Profit attributable to shareholders increased 41 per cent, to US$8.8 billion. During the year, we both maintained our capital strength and also made good progress in building our businesses of the future.

The total dividend distribution for the year was 60 US cents per share, an increase of 13 per cent. From January this year, we moved to a programme of quarterly dividends. And at the beginning of this month we announced a first interim dividend for 2004 of 13 US cents per share.

2003 marked the end of our five-year strategy of Managing for Value. Over that period, dividends grew at an annual compound growth rate of 14 per cent. Over the last ten years, the annual growth rate has been 18 per cent.

I am pleased to report that we met the target of doubling our total shareholder return, our TSR, over the period of the strategy, and we significantly out-performed our benchmark peer group.

A hundred pounds invested in our competitors would have returned £126; the same investment in HSBC, £211. If you had invested in the FTSE-100, the return would have been £87.

We have now embarked on our new strategy: Managing for Growth, which we describe in the 2003 Annual Review, where you can find more information on our strategy, our performance during the year, on Household and on global resourcing.

Our results and TSR performance owe much to the improved geographical and business diversification that has characterised HSBC’s progress in recent years.

And two of our principal tasks in 2003 were integrating Household International and HSBC Mexico — formerly GFBital — into HSBC. In both cases progress has exceeded our expectations. Our platform for growth in Mexico is firmly in place.

And the acquisition of Household has given your Group a new line of business — Consumer Finance — which is well-established in the US and which we believe has great potential in other economies around the world.

We have made significant progress in integrating Household’s technology platforms and in driving down costs by using our joint strengths. And we are working hard to expand business opportunities and to share best practice around the Group.

In the longer term, we see a shift in the economic centre of gravity of the world. HSBC’s 25-year world view is that the areas with the highest propensity for growth are an America-led NAFTA including, of course, Mexico, and other developing countries such as China, India and Brazil. We see the development of new consumer markets in these countries. This will be partly driven by the globalisation of work, which has already happened in manufacturing and which we are now seeing in services.

In an interconnected world, the use of technology becomes ever more important. For our 110 million customers, HSBC processes around 70 billion transactions a year, that is an average of 2,000 every second of every minute of the day. We spend US$3.8 billion a year on technology giving an average cost per transaction of less than 6 cents.

We make US$500 billion of payments each and every day. We have over 200,000 PCs and teller terminals in action every day, 10,000 servers and 200 host mainframes. Our websites had 87 million customer log-ins in 2003.

We handle over 64 million incoming calls in the UK alone each year and our branches here conduct 100 million transactions for customers in a year. My colleagues are working hard on your behalf.

Those of you who attend this meeting regularly will know that every year I thank colleagues for their contribution to HSBC. I do so because such recognition is thoroughly deserved every year. It is their talent and dedication that makes HSBC a successful company.

I would like to particularly thank Piraye Antika, our CEO in Turkey who is with us today, and all my colleagues there, for their courage and commitment after the bombing of our head office in Istanbul in November. Our business opened as usual the morning after.

Tragically, three colleagues were killed and dozens injured. I am sure you join me in offering deepest sympathies to the families of the bereaved and injured. Thankfully the bombing of our branches in Ankara and Istanbul earlier this month caused only minor damage and no casualties. The security of our staff remains paramount and we are doing everything we can to ensure their safety.

We established the HSBC Turkey Staff Memorial Fund with a US$1 million donation to support the families who have lost loved ones, to fund education for their children and help injured staff. We also established a Local Community Relief Scheme for businesses that were affected by the bombings.

As well as my colleagues, there is another group of people who play a vital role for HSBC, and that is your board.

Let me reiterate what I said last year about the importance of your board to the company. After this meeting, there will be 20 members of the board, which reflects the size and diversity of our business. As I speak, your board comprises eight executive directors and 14 non-executive directors, 11 of whom are independent. The other three directors have served for over nine years and therefore are not deemed to be independent under corporate governance codes. Although let me assure you that they are independent-minded and we value highly their profound understanding, acquired over time, of a large and complex business.

Your directors bring experience of different geographies, different industries and different aspects of commerce, which is very important to a financial services institution with clients in almost every area of business. Collectively they have experience of working in 33 different countries; your executive directors alone have worked in 17. Five nationalities are represented on your board and there are four women, which puts us in the top five FTSE-100 companies for gender diversity. And, in my view, the blend of knowledge and experience that our directors bring to HSBC puts it among the best boards, anywhere.

The board nomination committee is chaired by Sir Brian Moffat; all members are non-executive and a majority are independent. We use a combination of search firms to assist the nomination committee to find new directors of the highest calibre and to cover skills gaps.

The audit committee comprises only independent non-executive directors, as does the remuneration committee.

Transparency is important for your board. The full board meets seven times a year and conducts its meetings with completely open discussion on all subjects. Perhaps a quarter of the time at board meetings is spent on corporate governance issues. We have always aspired to the highest standards of corporate governance, although we continue to believe that the codes which enshrine such standards should be well grounded in practicality.

Non-executive directors have open access to information and resources throughout the HSBC Group. We conduct detailed induction programmes for directors and we introduce them to our colleagues who serve on our counters around the world, and to our customers so that they have first-hand independent views of HSBC. We estimate that non-executive directors spend more than 24 days a year on HSBC business. Committee members devote significant additional time.

HSBC’s management style is collegiate and many of us have worked together for decades. We have been imbued with HSBC’s character, which over time has proved to be one of, if not our greatest, competitive advantages. A great strength of our board is the non-executives’ ability to bring an external perspective to our work.

You may notice some new faces on the stage today. Charles de Croisset retired in February and, at this meeting, Bill Dalton will also retire. Bill has made a great contribution to HSBC on both sides of the Atlantic and it has been a pleasure to work with him and Charles and we shall miss them. Lord Marshall will also retire as a non-executive director at this meeting and we thank him for his wise counsel over the years.

Michael Geoghegan and Rona Fairhead have been appointed Directors of HSBC Holdings plc, with effect from 1 March 2004. Michael, an executive director, is Chief Executive and an executive director of HSBC Bank plc, a position he was appointed to on the 1 January 2004. Before that he ran HSBC’s operations in Brazil.

Rona, an independent non-executive director, has been Finance Director of Pearson plc since June 2002 and is a member of the Pearson plc Board and Management Committee.

As is normal for new directors, they will stand for re-election today.

I would like to say a few words about remuneration. In recent months, there has been some adverse publicity about directors’ and senior executives’ remuneration. HSBC has not escaped comment. We acknowledge that senior executive pay is a sensitive subject and compared to many people, HSBC executives are well-paid. But the reality is that, often, HSBC executives are underpaid relative to their peers.

We operate in a highly competitive, international marketplace and we are genuinely competing for talent. So we must deal with the reality that compensation structures vary from one country to another, and from one sector to another.

For HSBC to be successful, we need to attract and retain the very best executives. At the end of 2003, we had 39 executive directors and general managers with a combined service with HSBC of 890 years. To replace this team would cost substantially more than their current pay.

I would also like to say a little about regulation. We live in an age where regulation is a growth area. And when we remember some of the recent corporate excesses, we can well understand why the political response is more regulation, not less.

Sensible regulation is fine, not all regulation is sensible.

When I joined HSBC, to the best of my knowledge we did not have a single regulator. Today we have over 370. The cost of compliance was approximately US$400 million last year. We are not eager to add to this cost at your expense.

In the final resort, you cannot legislate trust and integrity. You cannot impose it from without. It comes from within.

What is important is the way a company behaves, at all levels. Words are not enough. Our reputation depends on deeds. HSBC will continue to expect the highest standards of behaviour from its employees. And the board, as your agents, will oversee your company to make sure that we continue to uphold our reputation. We will continue to aspire to the very highest standards.

One of many areas where we receive valuable support from our directors is in the area of Corporate Social Responsibility, CSR. Last year we established a Corporate Social Responsibility board committee chaired by Lord Butler who, with great distinction, has overseen our philanthropic programme since 1999.

Members of the committee are non-executive directors William Fung, Sharon Hintze and Carole Taylor who are joined by Lord May, President of the Royal Society and Gerry Davis, a former teacher and local government leader. The other founder member, Baroness Brigstocke, the prominent educator, was tragically killed in a road accident in Athens earlier this month. I had the privilege to know Heather and it is not just HSBC who will miss her, but the wider worlds of education and business. Our thoughts are with her family.

The CSR committee receives support from an executive steering group including Francis Sullivan, who has joined us from WWF as Adviser on the Environment. His expertise in the environment complements that of Dame Mary Richardson, Chief Executive of the HSBC Education Trust in the UK, in our educational work.

Our total donations in 2003 amounted to US$47 million. It is not only money but deeds that count. And thousands of my colleagues give freely of their time and talent to help those in the community less fortunate than us.

In education, our principal focus of philanthropic support, we continue to provide disadvantaged young people with opportunities for primary and secondary education. We support literally thousands of educational projects around the world. But today I would like to comment briefly on our wider responsibilities to the environment.

In response to a shareholder’s question last year, we posted our environmental risk standard on hsbc.com. And since we last met, we have signed up to the Equator Principles which govern the social and environmental aspects of project finance. We have also expressed our support for the UN Universal Declaration of Human Rights.

Last month, we became a founder member of the Climate Group — which aims to accelerate action to cut greenhouse gas emissions — and we also support the Carbon Disclosure Project, which encourages the corporate reporting of emissions. We were pleased to be named by the Carbon Disclosure Project as one of the world’s top 50 companies in the Climate Leadership Index.

Our judgement at HSBC is that climate change represents the largest single environmental challenge this century. It is all the more dangerous because it is such a slow and hard-to-track phenomenon; it is truly the invisible enemy. We are working hard to reduce our own emissions.

And I am pleased to say that today, we are publishing a guideline for our businesses which covers Forest Land and Forest Products. We view this as an opportunity to work with the Group’s customers to achieve sustainable forestry practices. We aim to announce other sector guidelines later in the year.

Turning to 2004, in February we were delighted to make an investment of US$1.3 billion in the Bank of Bermuda, where we see potential for further expansion and which adds significant scale to our fund administration, private banking, trustee and payments and cash management businesses.

I am pleased to report that the improving economic environment we noted when we announced our results for 2003 has continued to gain momentum as 2004 unfolds. Growth in economic activity, evidence of improved employment patterns in both Hong Kong and the United States, and better equity markets have all contributed to a performance which was ahead of our expectations. In the first four months of this year our results across all our customer groups and all geographic regions were ahead of the same period in 2003.

We have made progress in improving our efficiency and in growing revenues. We are continuing to develop organically our wholesale markets and investment banking capabilities. Our previous investment in this business has been reflected in strong trading revenues.

The continuing low interest rate environment coupled with stable or improving employment patterns in our major markets, has contributed to the level of bad and doubtful debts remaining relatively low. In particular, Household’s business is seeing continuing improvement in delinquency and default trends as the US economy picks up.

Credit growth has again been concentrated in mortgage lending in the United States and in the UK. Corporate demand for credit has seen signs of improvement from smaller and medium size customers, but demand from large corporate customers has remained low.

We generated higher fee and commission revenue in all geographic regions and in all customer groups. Improving equity markets coupled with greater consumer confidence led to growth in fee income from securities-related activities and the sale of investment and insurance products.

The outlook for the rest of the year is uncertain as expectations of rising US interest rates and the impact of higher oil prices have yet to flow through to economic activity. The structural imbalances evident in the global economy continue to pose a risk of an uneven pattern of economic recovery.

With our capital strength, our liquidity and our diversification by both geography and customer group, HSBC remains well positioned in the event of any volatility that may occur.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 28, 2004